Christopher Werner, Chief Executive Officer

C3 Bullion, Inc.

875 N. Michigan Avenue, Suite 3100

Chicago, IL 60611

920-207-0100

May 2, 2025

VIA EDGAR DELIVERY

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

Division of Corporation Finance Office of Trade & Services

WASHINGTON, D.C. 20549

Attn: Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127

Re:C3 Bullion, Inc.- Post-Effective Amendment No. 2 to Offering Statement on Form 1-A, Filed May 2, 2024, File No. 024-12367

Dear Ms. Pandit and Ms. Worth:

We have reviewed your comments covering our amended offering statement filed as Post-Effective Amendment No. 1 and hereby provide the following responses, modifications and edits, to you for review:

Post-Qualification Amendment No. 1 on Form 1-A Filed April 16, 2025

General

1. Please revise to provide financial statements for the fiscal year ended December 31, 2024 in addition to those already included in the offering statement and update the associated financial information in relevant sections of the offering statement as necessary. Refer to Part F/S(c)(1)(i) of Form 1-A. Additionally, please have your auditors revise their audit report to update the financial statements covered by the report and file an updated consent as an exhibit.

We have included audited financial statements for the fiscal year ended December 31, 2024, provided an updated audit report and consent, and updated the MD&A and other relevant sections per Part F/S(c)(1)(i) of Form 1-A.

2. We note your disclosure that "[t]he offering will conclude upon the earlier of the sale of all 8,000,000 Shares." We also note your disclosure that you are "offering a maximum of $40,000,000 of Shares" which you define as the Maximum Amount. However, as the public offering price is being reduced from $5.00 per share to $4.00 per share only for large investors who purchase more than $1,000,000 of common shares in the offering, it is unclear whether the offering is for a maximum of 8,000,000 shares or, alternatively, for the Maximum Amount of $40,000, of shares. Please revise the offering statement throughout to reconcile this discrepancy or advise. Additionally, please ensure that you have fully discussed the terms of the differentiated pricing for qualifying large investors and have addressed any related risks.

The Company is not going to offer any discounted Shares in the Offering to large investors.  We have subsequently removed this language on the facing sheet of Part II/III of the Offering Statement and left remaining disclosure of 8,000,000 shares at $5.00 per share unchanged throughout the document.

Further to discussions with our counsel, we respectfully request that the above-mentioned Offering Statement be declared qualified by the Commission at 4:30 PM Eastern Time, Monday, May 5, or as soon thereafter as possible.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that-

May 2, 2025

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1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jim Simmons at 401-952-5858 or my office at 920-207-0100 with further questions and what additional comments you have.

Sincerely,

/s/ Christopher Werner

Christoper Werner, Chairman and CEO

cc: James R. Simmons (jsimmons@simmonsltd.com)

Dated: May 2, 2025